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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934

(Amendment No. 1)

EXCO RESOURCES, INC.
(Name of the Issuer)

EXCO RESOURCES, INC.
ER ACQUISITION, INC.
EXCO HOLDINGS INC.
EXCO INVESTORS, LLC
CERBERUS CAPITAL MANAGEMENT, L.P.
DOUGLAS H. MILLER
T.W. EUBANK
J. DOUGLAS RAMSEY, Ph.D.
J. DAVID CHOISSER
CHARLES R. EVANS
RICHARD E. MILLER
JAMES M. PERKINS, JR.
RICHARD L. HODGES
JOHN D. JACOBI
DANIEL A. JOHNSON
HAROLD L. HICKEY
STEPHEN E. PUCKETT
RUSSELL W. ROMOSER
LAUREL A. COCHARO
ADRIEN JOLY
THOMAS CHARUK
JIMMIE L. PULIS
PAUL B. RUDNICKI
GARY M. NELSON
H. WAYNE GIFFORD
GARY L. PARKER
CRAIG F. HRUSKA
STEVE FAGAN
DENNIS G. MCINTYRE
NEIL BURROWS
GREGORY ROBB
JONATHAN KUHN
JAMIE BENINGER
TERRY PIDKOWA
DUANE MASSE
JENNIFER M. PERRY
KIRSTIE M. EGAN
WESLEY E. ROBERTS
DELWYN C. DENNISON
MUHAREM MASTALIC
TERRY L. TRUDEAU
JEFFREY D. BENJAMIN
EARL E. ELLIS
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.02 PER SHARE
5% CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

269279204
269279303
(CUSIP Number of Class of Securities)

DOUGLAS H. MILLER
CHIEF EXECUTIVE OFFICER
6500 GREENVILLE AVENUE
SUITE 600, LB 17
DALLAS, TEXAS 75206
(214) 368-2084

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

RICHARD E. MILLER, ESQ. VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL 6500 GREENVILLE AVENUE, SUITE 600, LB 17 DALLAS, TEXAS 75206 (214) 368-2084	WILLIAM L. BOEING, ESQ. HAYNES AND BOONE, LLP 2505 N. PLANO ROAD, SUITE 4000 RICHARDSON, TEXAS 75082 (972) 680-7550	STUART D. FREEDMAN, ESQ. SCHULTE ROTH & ZABEL LLP 919 THIRD AVENUE NEW YORK, NEW YORK 10022 (212) 756-2000	BRIAN M. LIDJI SAYLES, LIDJI & WERBNER A PROFESSIONAL CORPORATION 4400 RENAISSANCE TOWER 1201 ELM STREET DALLAS, TEXAS 75270 (214) 939-8700

        This statement is filed in connection with (check the appropriate box):

(a) ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b) ☐	The filing of a registration statement under the Securities Act of 1933.
(c) ☐	A tender offer.
(d) ☐	None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

        Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Filing Fee

$227,661,666	$18,417.83

(1)
Pursuant to the Agreement and Plan of Merger dated March 11, 2003, ER Acquisition, Inc. will merge with and into EXCO Resources, Inc. and each outstanding share of common stock of EXCO Resources, Inc. will be converted into the right to receive $18.00 in cash and each outstanding share of 5% convertible preferred stock of EXCO Resources, Inc. will be converted into the right to receive $18.2625 in cash (assuming the merger is effective on or before 5:00 p.m., New York time, on June 15, 2003), except for a portion of the shares held by certain shareholders of EXCO Resources, Inc. (the "Continuing Shareholders"), which shares will be contributed to EXCO Holdings Inc. and cancelled in the merger without any payment of merger consideration therefor. The Continuing Shareholders will contribute 437,266 shares of common stock (includes 139,299 shares of common stock to be acquired by exercise of options before the completion of the merger) directly or indirectly to EXCO Holdings Inc. prior to the merger. As of April 30, 2003, there were 7,031,993 shares of common stock (net of treasury stock) and 4,989,869 shares of 5% convertible preferred stock outstanding. The filing fee was determined by adding (a) the product of (i) the number of shares of common stock that are proposed to be acquired in the transaction (calculated by subtracting 297,967 from 7,031,993) and (ii) the transaction consideration of $18.00 cash per share of common stock and (b) the product of (i) 4,989,869, the number of shares of 5% convertible preferred stock that are proposed to be acquired in the transaction and (ii) $18.2625 cash per share of 5% convertible preferred stock, plus (c) $9,321,715, representing the net merger consideration ($18.00 less the applicable strike price for each share received upon exercise of an EXCO Resources, Inc. option) payable to holders of options that are vested or will vest prior to the effective time of the merger and which value is not being invested in EXCO Holdings Inc. plus (d) $6,000,000 payable to holders of stock options granted by Addison Energy Inc., a wholly owned subsidiary of EXCO Resources, Inc. ((a)-(d) together, the "Merger Consideration"). The required filing fee, calculated in accordance with Section 14(g)(1) of the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of the Merger Consideration, or $18,417.83.

☒
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $18,431.18.

Form or Registration No.: Schedule 14A

Filing Party: EXCO Resources, Inc.

Date Filed: March 28, 2003

INTRODUCTION

        This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed with the Securities and Exchange Commission (the "SEC") pusuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by (1) EXCO Resources, Inc., a Texas corporation (the "Company"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described herein, (2) Douglas H. Miller, T.W. Eubank, J. Douglas Ramsey, J. David Choisser, Charles R. Evans, Richard E. Miller, James M. Perkins, Jr., Richard L. Hodges, John D. Jacobi, Daniel A. Johnson, Harold L. Hickey, Stephen E. Puckett, Russell W. Romoser, Laurel A. Cocharo, Adrien Joly, Thomas Charuk, Jimmie L. Pulis, Paul B. Rudnicki, Gary M. Nelson, H. Wayne Gifford, Gary L. Parker, Craig F. Hruska, Steve Fagan, Dennis G. McIntyre, Neil Burrows, Gregory Robb, Jonathan Kuhn, Jamie Beninger, Terry Pidkowa, Duane Masse, Jennifer M. Perry, Kirstie M. Egan, Wesley E. Roberts, Delwyn C. Dennison, Muharem Mastalic, Terry L. Trudeau, Jeffrey D. Benjamin and Earl E. Ellis (the "Continuing Shareholders"), (3) EXCO Holdings Inc., a newly-formed Delaware corporation of which the Continuing Shareholders will directly own approximately 16% ("EXCO Holdings"), (4) ER Acquisition, Inc., a newly-formed Texas corporation and wholly owned subsidiary of EXCO Holdings ("ER Acquisition"), (5) EXCO Investors, LLC, a newly-formed Delaware limited liability company created at the direction of Douglas H. Miller solely for the purpose of acquiring and holding shares of Class A common stock of EXCO Holdings for the benefit of its members ("EXCO Investors") and (6) Cerberus Capital Management, L.P., a Delaware limited partnership ("Cerberus"). This Schedule 13E-3 relates to a proposed merger of ER Acquisition with and into the Company pursuant to an Agreement and Plan of Merger dated as of March 11, 2003 (the "Merger Agreement"), among the Company, EXCO Holdings and ER Acquisition.

        At the effective time of the merger, except as set forth below, each outstanding share of common stock of the Company (the "Common Stock") will be converted into the right to receive $18.00 per share in cash, and each outstanding share of 5% convertible preferred stock of the Company (the "Preferred Stock") will be converted into the right to receive $18.2625 per share in cash (which includes unpaid accrued and unaccrued dividends and assumes the merger is effective on or before 5:00 p.m., New York time, on June 15, 2003). If the effective time of the merger is after 5:00 p.m., New York time, on June 15, 2003 but before 5:00 p.m., New York time, on June 30, 2003, holders of Preferred Stock will receive $18.00 in cash per share of Preferred Stock that they own. If the effective time of the merger is after 5:00 p.m., New York time, on June 30, 2003, each share of Preferred Stock will have automatically converted into one share of Common Stock on June 30, 2003, as required by the terms of the Preferred Stock, and each holder will receive $18.00 in cash per share of Common Stock that they own. In all cases, the Company will pay the merger consideration without interest and less any applicable withholding taxes. In addition, if the merger is effective after 5:00 p.m., New York time, on June 15, 2003, the record date for dividends on the Preferred Stock, each holder of record of Preferred Stock on June 15, 2003 will be entitled to receive from the Company's paying agent $.2625 per share of Preferred Stock representing the final quarterly dividend payable with respect to the Preferred Stock. The following shares will not be converted into the right to receive cash in the merger:

  •
  248,434 shares of Common Stock that constitute treasury shares;

  •
  326,150 shares of Common Stock held by the Continuing Shareholders that will be contributed directly to EXCO Holdings prior to the merger in exchange for shares of capital stock of EXCO Holdings;

  •
  shares of our common stock held by the members of EXCO Investors and contributed to EXCO Investors, which will then contribute those shares to EXCO Holdings before the completion of the merger; and

  •
  shares of Common Stock and Preferred Stock held by shareholders who have perfected their dissenters' rights, which will be subject to appraisal in accordance with Texas law.

        All stock options and Common Stock and Preferred Stock held in the Company's 401(k) Plan or the Addison Energy Inc. Registered and Unregistered Savings Plan will be treated in connection with the merger in the manner described in the Proxy Statement (as defined below).

        Concurrently with the filing of this Schedule 13E-3, the Company is filing under Regulation 14A of the Exchange Act revised preliminary proxy materials on Schedule 14A (the "Proxy Statement") pursuant to which the shareholders of the Company will be given notice of, and be asked to vote with respect to, the approval of the Merger Agreement. Each of the cross references indicated in the Items of this Schedule 13E-3 shows the location in the Proxy Statement of the information required to be included in response to such Item of this Schedule 13E-3. The information contained in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the schedules, exhibits, appendices and annexes thereto.

        All information contained in this Schedule 13E-3 concerning the Company and its subsidiaries has been supplied by the Company, all information concerning ER Acquisition has been supplied by ER Acquisition, all information concerning EXCO Holdings has been supplied by EXCO Holdings, all information concerning the Continuing Shareholders has been supplied by the Continuing Shareholders, all information concerning EXCO Investors has been supplied by EXCO Investors and all information concerning Cerberus has been supplied by Cerberus.

        All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

Item 1. Summary Term Sheet.

        Item 1001

        (a)   The information contained in the sections entitled "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE MEETING" in the Proxy Statement is incorporated herein by reference.

Item 2. Subject Company Information.

        Item 1002

        (a)   Name and Address. The information contained in the section entitled "INFORMATION ABOUT THE ACQUISITION COMPANIES, CERBERUS, EXCO INVESTORS, LLC AND THE CONTINUING SHAREHOLDERS" in the Proxy Statement is incorporated herein by reference.

        (b)   Securities. The information contained in the section entitled "THE SPECIAL MEETING—General" in the Proxy Statement is incorporated herein by reference.

        (c)   Trading Market and Price. The information contained in the sections entitled "PRICE RANGE OF COMMON STOCK" and "PRICE RANGE OF 5% CONVERTIBLE PREFERRED STOCK" in the Proxy Statement is incorporated herein by reference.

        (d)   Dividends. The information contained in the sections entitled "PRICE RANGE OF COMMON STOCK" and "PRICE RANGE OF 5% CONVERTIBLE PREFERRED STOCK" in the Proxy Statement is incorporated herein by reference.

        (e)   Prior Public Offerings. On June 29, 2001, the Company closed an offering to its existing shareholders of an aggregate of 7,168,634 shares of 5% Convertible Preferred Stock at a price of $21.00 per share. The offering resulted in the sale of 5,004,869 shares of 5% Convertible Preferred Stock, resulting in a total of approximately $105.1 million of gross proceeds (approximately $101.2 million in net proceeds after fees and commissions) to the Company.

        (f)    Prior Stock Purchases. The information contained in the sections entitled "COMMON STOCK PURCHASE INFORMATION" and "5% CONVERTIBLE PREFERRED STOCK PURCHASE INFORMATION" in the Proxy Statement is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons.

        Item 1003

        (a)-(c)   Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MEETING" and "INFORMATION ABOUT THE ACQUISITION COMPANIES, CERBERUS, EXCO INVESTORS, LLC AND THE CONTINUING SHAREHOLDERS" in the Proxy Statement and in Appendix B-5 to the Proxy Statement is incorporated herein by reference.

Item 4. Terms of the Transaction.

        Item 1004

        (a)   Material Terms. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MEETING," "PROPOSAL TO APPROVE THE MERGER AGREEMENT" and "OTHER AGREEMENTS" in the Proxy Statement and in Appendices A and B-1 through B-4 to the Proxy Statement and in Exhibits (d)(vi) through (d)(xiv) hereto is incorporated herein by reference.

          (1)   Tender Offers. Not applicable.

          (2)   Mergers or Similar Transactions.

              (i)  Transaction Description. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MEETING," "SPECIAL FACTORS," "PROPOSAL TO APPROVE THE MERGER AGREEMENT" and "OTHER AGREEMENTS" in the Proxy Statement and in Appendices A and B-1 through B-4 to the Proxy Statement and in Exhibits (d)(vi) through (d)(xiv) hereto is incorporated herein by reference.

             (ii)  Consideration. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MEETING," "PROPOSAL TO APPROVE THE MERGER AGREEMENT—Structure; Merger Consideration," "—Treatment of Options," "—401(k) Plan" and "—Payment for Shares" in the Proxy Statement and in Appendix A to the Proxy Statement is incorporated herein by reference.

            (iii)  Reasons for Transaction. The information contained in the sections entitled "SPECIAL FACTORS—Background of the Merger," "—Recommendation of the Special Committee and EXCO Resources, Inc.," "—Reasons for the Special Committee's Determination," "—Reasons for the Board of Directors' Determination," "—The Continuing Shareholders', EXCO Holdings Inc.'s and EXCO Investors, LLC's Purposes and Reasons for the Merger," "—Position of the Continuing Shareholders, EXCO Holdings Inc. and EXCO Investors, LLC," "—Cerberus' Purposes and Reasons for the Merger" and "—Cerberus' Position as to the Merger" in the Proxy Statement is incorporated herein by reference.

            (iv)  Vote Required for Approval. The information contained in the sections entitled "SUMMARY TERM SHEET—The Merger and Related Matters," "QUESTIONS AND ANSWERS ABOUT THE MEETING," "THE SPECIAL MEETING—Voting," "—Adjournment Proposal" and "PROPOSAL TO APPROVE THE MERGER AGREEMENT—Conditions to the Merger" in the Proxy Statement and in Appendix A to the Proxy Statement is incorporated herein by reference.

             (v)  Differences in the Rights of Security Holders. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MEETING," "SPECIAL FACTORS—Effects of the Merger," "—Interests of EXCO Directors and Executive Officers in the Merger," "—Dissenters' Rights of Appraisal," "PROPOSAL TO APPROVE THE MERGER AGREEMENT—Structure; Merger Consideration," "—Treatment of Options," "—401(k) Plan," "OTHER AGREEMENTS—Voting Agreement," "—Stockholders' Agreement" and "—Registration Rights Agreement" in the Proxy Statement and in Appendices A and B-2 to the Proxy Statement and in Exhibits (d)(xii) and (d)(xiii) hereto is incorporated herein by reference.

            (vi)  Accounting Treatment. The information contained in the section entitled "SPECIAL FACTORS—Accounting Treatment of the Merger" in the Proxy Statement is incorporated herein by reference.

           (vii)  Income Tax Considerations. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MEETING" and "SPECIAL FACTORS—Material United States Federal Income Tax Consequences" in the Proxy Statement is incorporated herein by reference.

        (c)   Different Terms. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MEETING," "SPECIAL FACTORS—Interests of EXCO Directors and Executive Officers in the Merger," "PROPOSAL TO APPROVE THE MERGER AGREEMENT—Structure; Merger Consideration," "—Treatment of Options," "—401(k) Plan," "OTHER AGREEMENTS—Voting Agreement,"—Stockholders' Agreement" and "—Registration Rights Agreement" in the Proxy Statement and in Appendices A and B-2 to the Proxy Statement and in Exhibits (d)(xii) and (d)(xiii) hereto is incorporated herein by reference.

        (d)   Appraisal Rights. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MEETING," "SPECIAL FACTORS—Dissenters' Rights of Appraisal" and "THE SPECIAL MEETING—Appraisal Rights" in the Proxy Statement and in Appendix D to the Proxy Statement is incorporated herein by reference.

        (e)   Provisions for Unaffiliated Security Holders. The information contained in the section entitled "SPECIAL FACTORS—Provisions for Unaffiliated Shareholders" in the Proxy Statement is incorporated herein by reference.

        (f)    Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        Item 1005

        (a)   Transactions. The information contained in the sections entitled "COMMON STOCK PURCHASE INFORMATION" and "5% CONVERTIBLE PREFERRED STOCK PURCHASE INFORMATION" in the Proxy Statement is incorporated herein by reference.

        (b)   Significant Corporate Events. The information contained in the sections entitled "SPECIAL FACTORS—Background of the Merger" and "—Interests of EXCO Directors and Executive Officers in the Merger" in the Proxy Statement is incorporated herein by reference.

        (c)   Negotiations or Contacts. The information contained in the section entitled "SPECIAL FACTORS—Background of the Merger" in the Proxy Statement is incorporated herein by reference.

        (e)   Agreements Involving the Subject Company's Securities. The information contained in the sections entitled "SPECIAL FACTORS—Background of the Merger," "—Interests of EXCO Directors and Executive Officers in the

Merger," "—Effects of the Merger," "THE SPECIAL MEETING—Voting," "PROPOSAL TO APPROVE THE MERGER AGREEMENT" and "OTHER AGREEMENTS" in the Proxy Statement and in Appendices A and B-1 through B-4 to the Proxy Statement and in Exhibits (d)(vi) through (d)(xiv) hereto is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

        Item 1006

        (b)   Use of Securities Acquired. The information contained in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS—Effects of the Merger" and "PROPOSAL TO APPROVE THE MERGER AGREEMENT" in the Proxy Statement and in Appendix A to the Proxy Statement is incorporated herein by reference.

        (c)   Plans. The information contained in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS—The Continuing Shareholders', EXCO Holdings Inc.'s and EXCO Investors, LLC's Purposes and Reasons for the Merger," "—Cerberus' Purposes and Reasons for the Merger," "—Effects of the Merger," "—Financing for the Merger," "—Interests of EXCO Directors and Executive Officers in the Merger," "PROPOSAL TO APPROVE THE MERGER AGREEMENT" and "OTHER AGREEMENTS—Stockholders' Agreement" in the Proxy Statement and in Appendix A to the Proxy Statement and in Exhibit (d)(xii) hereto is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

        Item 1013

        (a) and (c) Purposes; Reasons. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MEETING," "SPECIAL FACTORS—Background of the Merger," "—Recommendation of the Special Committee and EXCO Resources, Inc.," "—Reasons for the Special Committee's Determination," "—Reasons for the Board of Directors' Determination," "—The Continuing Shareholders', EXCO Holdings Inc.'s and EXCO Investors, LLC's Purposes and Reasons for the Merger" and "—Cerberus' Purposes and Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

        (b)   Alternatives. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MEETING," "SPECIAL FACTORS—Background of the Merger," "—Recommendation of the Special Committee and EXCO Resources, Inc.," "—Reasons for the Special Committee's Determination," "—Reasons for the Board of Directors' Determination," "—The Continuing Shareholders', EXCO Holdings Inc.'s and EXCO Investors, LLC's Purposes and Reasons for the Merger," "—Position of the Continuing Shareholders, EXCO Holdings Inc. and EXCO Investors, LLC," "—Cerberus' Purposes and Reasons for the Merger" and "—Cerberus' Position as to the Merger" in the Proxy Statement is incorporated herein by reference.

        (d)   Effects. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MEETING," "SPECIAL FACTORS—Position of the Continuing Shareholders, EXCO Holdings Inc. and EXCO Investors, LLC," "—Cerberus' Position as to the Merger," "—Effects of the Merger," "—Interests of EXCO Directors and Executive Officers in the Merger," "—Accounting Treatment of the Merger," "—Material United States Federal Income Tax Consequences," "—Dissenters' Rights of Appraisal," "—Fees and Expenses" and "PROPOSAL TO APPROVE THE MERGER AGREEMENT" in the Proxy Statement and in Appendix A to the Proxy Statement is incorporated herein by reference.

Item 8. Fairness of the Transaction.

        Item 1014

        (a) and (b) Fairness; Factors Considered in Determining Fairness. The information contained in the sections entitled "SPECIAL FACTORS—Background of the Merger," "—Recommendation of the Special Committee and EXCO Resources, Inc.," "—Reasons for the Special Committee's Determination," "—Reasons for the Board of Directors' Determination," "—The Continuing Shareholders', EXCO Holdings Inc.'s and EXCO Investors, LLC's Purposes and Reasons for the Merger," "—Position of the Continuing Shareholders, EXCO Holdings Inc. and EXCO Investors, LLC," "—Cerberus' Purposes and Reasons for the Merger," "—Cerberus' Position as to the Merger," "—Opinion of Financial Advisor to the Special Committee," "—Reserve Report of Cerberus' Independent Engineers," and "—Interests of EXCO Directors and Executive Officers in the Merger" in the Proxy Statement and in Appendix C to the Proxy Statement is incorporated herein by reference.

        (c)   Approval of Security Holders. The information contained in the sections entitled "SUMMARY TERM SHEET—The Merger and Related Matters," "QUESTIONS AND ANSWERS ABOUT THE MEETING," "SPECIAL FACTORS—Recommendation of the Special Committee and EXCO Resources, Inc.," "—Reasons for the Special Committee's Determination," "—Reasons for the Board of Directors' Determination," "—Position of the Continuing Shareholders, EXCO Holdings Inc. and EXCO Investors, LLC," "—Cerberus' Position as to the Merger," "THE SPECIAL MEETING—Voting" and "PROPOSAL TO APPROVE THE MERGER AGREEMENT—Conditions to the Merger" in the Proxy Statement and in Appendix A to the Proxy Statement is incorporated herein by reference.

        (d)   Unaffiliated Representative. The information contained in the sections entitled "SPECIAL FACTORS—Background of the Merger," "—Recommendation of the Special Committee and EXCO Resources, Inc.," "—Reasons for the Special Committee's Determination," "—Reasons for the Board of Directors' Determination" and "—Opinion of Financial Advisor to the Special Committee" in the Proxy Statement and in Appendix C to the Proxy Statement is incorporated herein by reference.

        (e)   Approval of Directors. The information contained in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS—Background of the Merger," "—Recommendation of the Special Committee and EXCO Resources, Inc." and "—Reasons for the Board of Directors' Determination" in the Proxy Statement is incorporated herein by reference.

        (f)    Other Offers. The information contained in the sections entitled "SPECIAL FACTORS—Background of the Merger," "—Recommendation of the Special Committee and EXCO Resources, Inc." and "—Reasons for the Special Committee's Determination" in the Proxy Statement is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

        Item 1015

        (a)-(c)   Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information contained in the sections entitled "SUMMARY TERM SHEET—The Merger and Related Matters," "SPECIAL FACTORS—Background of the Merger," "—Recommendation of the Special Committee and EXCO Resources, Inc.," "—Reasons for the Special Committee's Determination," "—Reasons for the Board of Directors' Determination," "—Opinion of Financial Advisor to the Special Committee," "—Reserve Report of Cerberus' Independent Engineers" and "WHERE YOU CAN FIND MORE INFORMATION" in the Proxy Statement and in Appendix C and Exhibits c(ii) and c(iii) to the Proxy Statement is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

        Item 1007

        (a),  (b) and (d) Source of Funds; Conditions; Borrowed Funds. The information contained in the sections entitled "SPECIAL FACTORS—Financing for the Merger," "OTHER AGREEMENTS—Contribution Agreement," "—Stock Purchase Agreement," "—Institutional Investor Stock Purchase Agreement" and "—Management Purchase Agreement and Stock Repurchase Agreement" in the Proxy Statement and in Appendix B-1 to the Proxy Statement and in Exhibits (d)(viii) through (d)(x) hereto is incorporated herein by reference.

        (c)   Expenses. The information contained in the sections entitled "SPECIAL FACTORS—Fees and Expenses" and "PROPOSAL TO APPROVE THE MERGER AGREEMENT—Termination of the Merger Agreement" in the Proxy Statement and in Appendix A to the Proxy Statement is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

        Item 1008

        (a)   Securities Ownership. The information contained in the section entitled "PRINCIPAL SHAREHOLDERS AND MANAGEMENT OWNERSHIP" in the Proxy Statement is incorporated herein by reference.

        (b)   Securities Transactions. The information contained in the sections entitled "COMMON STOCK PURCHASE INFORMATION" and "5% CONVERTIBLE PREFERRED STOCK PURCHASE INFORMATION" in the Proxy Statement is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

        Item 1012

        (d)   Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MEETING," "SPECIAL FACTORS—Interests of EXCO Directors and Executive Officers in the Merger," "THE SPECIAL MEETING—Voting" and "OTHER AGREEMENTS—Voting Agreement" in the Proxy Statement and in Appendix B-2 to the Proxy Statement is incorporated herein by reference.

        (e)   Recommendations of Others. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MEETING," "SPECIAL FACTORS—Recommendation of the Special Committee and EXCO Resources, Inc.," "—Reasons for the Special Committee's Determination," "—Reasons for the Board of Directors' Determination" and "The Continuing Shareholders', EXCO Holdings Inc.'s and EXCO Investors, LLC's Purposes and Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

Item 13. Financial Statements.

        Item 1010

        (a)   Financial Information. The information set forth in the sections entitled "SELECTED CONSOLIDATED FINANCIAL DATA" and "WHERE YOU CAN FIND MORE INFORMATION" in the Proxy Statement is incorporated herein by reference.

        (b)   Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

        Item 1009

        (a) and (b) Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MEETING," "SPECIAL FACTORS—Background of the Merger," "—Opinion of Financial Advisor to the Special Committee," "—Fees and Expenses" and "THE SPECIAL MEETING—Solicitation" in the Proxy Statement and in Exhibit (b)(v) hereto is incorporated herein by reference.

Item 15. Additional Information.

        Item 1011

        (b)   Other Material Information. The information contained in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits.

        Item 1016

(a)(i)	Preliminary Proxy Statement on Schedule 14A, filed with the SEC on May 9, 2003 (incorporated herein by reference).
(a)(ii)	Press Release dated August 7, 2002 (incorporated herein by reference to the communication pursuant to Rule 425 filed by the Company on August 7, 2002).
(a)(iii)	Press Release dated August 15, 2002 (incorporated herein by reference to the communication pursuant to Rule 425 filed by the Company on August 15, 2002).
(a)(iv)	Press Release dated December 30, 2002 (incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Company on December 31, 2002).
(a)(v)	Press Release dated January 28, 2003 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K/A filed by the Company on January 28, 2003).
(a)(vi)	Press Release dated March 3, 2003 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K/A filed by the Company on March 3, 2003).
(a)(vii)	Press Release dated March 12, 2003 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K/A filed by the Company on March 12, 2003).
(b)(i)
Financing Commitment Letter of Cerberus Capital Management, L.P. to ER Acquisition, Inc., Douglas H. Miller and T.W. Eubank, dated December 27, 2002 (incorporated herein by reference to Exhibit 99.9 to Schedule 13D/A filed by Douglas H. Miller on January 6, 2003).
(b)(ii)	Amendment to Commitment Letter of Cerberus Capital Management, L.P. to ER Acquisition, Inc., Douglas H. Miller and T.W. Eubank, dated January 23, 2003.*
(b)(iii)	Amendment to Commitment Letter of Cerberus Capital Management, L.P. to ER Acquisition, Inc., Douglas H. Miller and T.W. Eubank, dated February 28, 2003.*
(b)(iv)	Amendment to Commitment Letter of Cerberus Capital Management, L.P. to ER Acquisition, Inc., Douglas H. Miller and T.W. Eubank, dated March 10, 2003.*
(b)(v)	Financing Commitment Letter of Bank One, NA, Individually and as Agent for the Lenders, to ER Acquisition, Inc., dated March 11, 2003.*
(c)(i)	Opinion of Merrill Lynch & Co. to the Special Committee of the Board of Directors of the Company, dated March 11, 2003 (incorporated herein by reference to Appendix C to the Proxy Statement).
(c)(ii)	Materials presented by Merrill Lynch & Co. to the Special Committee of the Board of Directors of the Company on March 10, 2003.*

(c)(iii)	Review of Reserves and Revenues of EXCO Resources, Inc., as of January 1, 2003, by Huddleston & Co., Inc. to Cerberus Capital Management, L.P.*
(d)(i)
Agreement and Plan of Merger, dated March 11, 2003 among EXCO Resources, Inc., a Texas corporation, EXCO Holdings Inc., a Delaware corporation and ER Acquisition, Inc., a Texas corporation (incorporated herein by reference to Appendix A to the Proxy Statement).
(d)(ii)
Contribution Agreement, dated as of March 11, 2003, by and among Douglas H. Miller, T.W. Eubank and EXCO Holdings Inc., a Delaware corporation, as amended by the First Amendment to Contribution Agreement, dated effective as of March 11, 2003 (incorporated herein by reference to Appendix B-1 to the Proxy Statement).
(d)(iii)
Voting Agreement, dated as of March 11, 2003, by and among EXCO Holdings Inc., a Delaware corporation, Douglas H. Miller and T.W. Eubank (incorporated herein by reference to Appendix B-2 to the Proxy Statement).
(d)(iv)
Agreement Pursuant to Article 13 of the TBCA, dated as of October 14, 2002, by and between EXCO Resources Inc., a Texas corporation, and Douglas H. Miller (incorporated herein by reference to Appendix B-3 to the Proxy Statement).
(d)(v)	Form of Joinder Agreement (incorporated herein by reference to Appendix B-4 to the Proxy Statement).
(d)(vi)	Form of EXCO Holdings Inc. and Addison Energy Inc. Employee Bonus Retention Plan.*
(d)(vii)	Form of EXCO Holdings Inc. Employee Stock Participation Plan.*
(d)(viii)	Stock Purchase Agreement, dated as of March 11, 2003, by and among EXCO Holdings Inc. and Cerberus Capital Management, L.P., on behalf of one or more funds or affiliates to be designated by it.*
(d)(ix)	Form of Institutional Investor Stock Purchase Agreement.*
(d)(x)	Form of Management Purchase Agreement.*
(d)(xi)	Form of Stock Repurchase Agreement.*
(d)(xii)	Form of Stockholders' Agreement.*
(d)(xiii)	Form of Registration Rights Agreement.*
(d)(xiv)	Confidentiality Agreement, dated as of September 12, 2002, between EXCO Resources, Inc. and Douglas H. Miller, individually and on behalf of the Receiving Party.*
(f)(i)	Articles 5.11 through 5.13 of the Texas Business Corporation Act (incorporated herein by reference to Appendix D of the Proxy Statement).
(g)	Not applicable.

*
Previously filed.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2003	EXCO RESOURCES, INC.
	By:	/s/ T.W. EUBANK Name: T.W. Eubank Title: President
Dated: May 9, 2003	ER ACQUISITION, INC.
	By:	/s/ DOUGLAS H. MILLER Name: Douglas H. Miller Title: President
Dated: May 9, 2003	EXCO HOLDINGS INC.
	By:	/s/ DOUGLAS H. MILLER Name: Douglas H. Miller Title: Chief Executive Officer
Dated: May 9, 2003	EXCO INVESTORS, LLC
	By:	/s/ DOUGLAS H. MILLER Name: Douglas H. Miller Title: Managing Member
Dated: May 9, 2003	CERBERUS CAPITAL MANAGEMENT, L.P.
	By:	/s/ LENARD TESSLER Name: Lenard Tessler Title: Managing Director
Dated: May 9, 2003	/s/ DOUGLAS H. MILLER Douglas H. Miller
Dated: May 9, 2003	/s/ T.W. EUBANK T.W. Eubank

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that the undersigned filing persons of this Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") hereby constitute and appoint J. Douglas Ramsey and Richard E. Miller, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign such Schedule 13E-3, any or all amendments to such Schedule 13E-3 and all other documents in connection therewith to be filed with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2003	/s/ J. DOUGLAS RAMSEY J. Douglas Ramsey, Ph.D.
Dated: May 9, 2003	/s/ CHARLES R. EVANS Charles R. Evans
Dated: May 9, 2003	/s/ J. DAVID CHOISSER J. David Choisser
Dated: May 9, 2003	/s/ RICHARD E. MILLER Richard E. Miller
Dated: May 9, 2003	/s/ JAMES M. PERKINS, JR. James M. Perkins, Jr.
Dated: May 9, 2003	/s/ RICHARD L. HODGES Richard L. Hodges
Dated: May 9, 2003	/s/ JOHN D. JACOBI John D. Jacobi
Dated: May 9, 2003	/s/ DANIEL A. JOHNSON Daniel A. Johnson
Dated: May 9, 2003	/s/ HAROLD L. HICKEY Harold L. Hickey
Dated: May 9, 2003	/s/ STEPHEN E. PUCKETT Stephen E. Puckett
Dated: May 9, 2003	/s/ RUSSELL W. ROMOSER Russell W. Romoser

Dated: May 9, 2003	/s/ LAUREL A. COCHARO Laurel A. Cocharo
Dated: May 9, 2003	/s/ ADRIEN JOLY Adrien Joly
Dated: May 9, 2003	/s/ THOMAS CHARUK Thomas Charuk
Dated: May 9, 2003	/s/ JIMMIE L. PULIS Jimmie L. Pulis
Dated: May 9, 2003	/s/ PAUL B. RUDNICKI Paul B. Rudnicki
Dated: May 9, 2003	/s/ GARY M. NELSON Gary M. Nelson
Dated: May 9, 2003	/s/ H. WAYNE GIFFORD H. Wayne Gifford
Dated: May 9, 2003	/s/ GARY L. PARKER Gary L. Parker
Dated: May 9, 2003	/s/ CRAIG F. HRUSKA Craig F. Hruska
Dated: May 9, 2003	/s/ STEVE FAGAN Steve Fagan
Dated: May 9, 2003	/s/ DENNIS G. MCINTYRE Dennis G. McIntyre
Dated: May 9, 2003	/s/ NEIL BURROWS Neil Burrows
Dated: May 9, 2003	/s/ GREGORY ROBB Gregory Robb

Dated: May 9, 2003	/s/ JONATHAN KUHN Jonathan Kuhn
Dated: May 9, 2003	/s/ JAMIE BENINGER Jamie Beninger
Dated: May 9, 2003	/s/ TERRY PIDKOWA Terry Pidkowa
Dated: May 9, 2003	/s/ DUANE MASSE Duane Masse
Dated: May 9, 2003	/s/ JENNIFER M. PERRY Jennifer M. Perry
Dated: May 9, 2003	/s/ KIRSTIE M. EGAN Kirstie M. Egan
Dated: May 9, 2003	/s/ WESLEY E. ROBERTS Wesley E. Roberts
Dated: May 9, 2003	/s/ DELWYN C. DENNISON Delwyn C. Dennison
Dated: May 9, 2003	/s/ MUHAREM MASTALIC Muharem Mastalic
Dated: May 9, 2003	/s/ TERRY L. TRUDEAU Terry L. Trudeau
Dated: May 9, 2003	/s/ JEFFREY D. BENJAMIN Jeffrey D. Benjamin
Dated: May 9, 2003	/s/ EARL E. ELLIS Earl E. Ellis

QuickLinks

INTRODUCTION
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Persons.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Purposes, Alternatives, Reasons and Effects.
  Item 8. Fairness of the Transaction.
  Item 9. Reports, Opinions, Appraisals and Negotiations.
  Item 10. Source and Amounts of Funds or Other Consideration.
  Item 11. Interest in Securities of the Subject Company.
  Item 12. The Solicitation or Recommendation.
  Item 13. Financial Statements.
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 15. Additional Information.
  Item 16. Exhibits.
SIGNATURES
POWER OF ATTORNEY